UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 1-14050

A. Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

Lexmark International, Inc.
1999 Employee Stock Purchase Plan

B. Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky 40550

Lexmark International, Inc.
1999 Employee Stock Purchase Plan

Form 11-K
For the Year Ended December 31, 2006

Pages

Reports of Independent Registered Public Accounting Firms	1 - 2

Financial Statements:
Statements of Assets Available for Plan Benefits	3
Statements of Changes in Assets Available for Plan Benefits	4

Notes to Financial Statements	5 - 9

Signatures	10

Exhibits:
Consents of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Lexmark International, Inc.
1999 Employee Stock Purchase Plan

We have audited the accompanying statement of assets available for benefits of the Lexmark International, Inc. 1999 Employee Stock Purchase Plan (the Plan) as of December 31, 2006 and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and the changes in assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mountjoy & Bressler LLP

Mountjoy & Bressler LLP
Louisville, Kentucky
March 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Lexmark International, Inc.
1999 Employee Stock Purchase Plan

In our opinion, the accompanying statement of assets available for plan benefits and the related statements of changes in assets available for plan benefits present fairly, in all material respects, the assets available for benefits of the Lexmark International, Inc. 1999 Employee Stock Purchase Plan (the “Plan”) at December 31, 2005 and the changes in assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Lexington, Kentucky
March 24, 2006

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Statements of Assets Available for Plan Benefits
As of December 31, 2006 and 2005

ASSETS	2006	2005

Lexmark Class A Common Stock, at fair value (cost of $31,698,863 and $33,902,096 at December 31, 2006 and 2005, respectively)	$38,571,137	$23,424,168

Employer contribution receivable	456,488	550,555

Employee contribution receivable	2,596,573	3,131,941

Assets available for plan benefits	$41,624,198	$27,106,664

The accompanying notes are an integral part of the financial statements

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Statements of Changes in Assets Available for Plan Benefits
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Contributions:
Employer	$981,999	$1,368,628	$1,497,539
Employee	5,586,741	7,783,677	8,211,885
Total contributions	6,568,740	9,152,305	9,709,424

Withdrawals of Lexmark Class A Common Stock by participants, at fair value	(7,955,958)	(5,984,755)	(6,664,105)

Investment gain (loss):
Net appreciation (depreciation) in fair value of Lexmark Class A Common Stock	15,904,752	(20,883,859)	3,710,608

Net increase (decrease)	14,517,534	(17,716,309)	6,755,927

Assets available for plan benefits:
Beginning of year	27,106,664	44,822,973	38,067,046
End of year	$41,624,198	$27,106,664	$44,822,973

The accompanying notes are an integral part of the financial statements.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements

1.        PLAN DESCRIPTION

The following is a brief description of the Lexmark International, Inc. 1999 Employee Stock Purchase Plan (the “Plan”) and is provided for general information only. For additional information regarding the Plan’s provisions, participants should refer to the Plan prospectus.

General

The Plan is designed to provide eligible employees (“employees”) of Lexmark International, Inc. (“Company”) an opportunity to purchase Lexmark Class A Common Stock (“Lexmark Stock”) at a discounted price through payroll deductions. Eligible employees may participate in the Plan during two offering periods each calendar year, January 1 through June 30 and July 1 through December 31 (the “Offering Periods”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan was approved by the Company’s stockholders on April 29, 1999 and commenced operation on January 1, 2000. A total of 3,000,000 shares of Lexmark Stock may be acquired by participants under the terms of the Plan.

Administration

A committee comprised of the Executive Vice President and Chief Financial Officer, Vice President of Human Resources and Vice President, General Counsel and Secretary of the Company has been designated as the Plan Administrator by the Compensation and Pension Committee of the Company’s Board of the Directors. The recordkeeping and administration of the Plan is provided by Computershare Shareholder Services, Inc. (“Computershare”) and CIC Epargne Salariale (“CIC”). The Bank of New York is the transfer agent. Computershare and CIC use information regarding employees’ payroll deductions to credit an account in each participant’s name with the number of full and fractional shares of Lexmark Stock purchased by that participant’s contributions to the Plan. Shares acquired by participants under the Plan may be shares issued by the Company from its authorized but unissued stock, treasury stock or shares purchased on the open market.

Eligibility

Eligible employees are those individuals who have been employed as regular employees for three consecutive full months prior to the first day of an Offering Period by the Company or one of its designated subsidiaries whose employees have been approved by the Plan Administrator for participation in the Plan. The Plan Administrator also has the authority to prescribe additional rules affecting eligibility of employees to participate in the Plan. There were approximately 1,300 and 1,700 participants in the Plan at December 31, 2006 and 2005, respectively.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

Contributions

Eligible employees may elect to contribute from 1% to 10% of their eligible compensation to the Plan via payroll deductions. Employees may elect to increase or decrease their payroll deductions to any whole percentage between 1% and 10%, or to suspend their contributions, up to two times during an Offering Period subject to a maximum of two changes per calendar year. Employer contributions are described in “Purchases” below.

Purchases

Until June 30, 2002, employees’ contributions were used to purchase Lexmark Stock on or about the last business day of each month, and for most participants in the Plan, the price for a whole or fractional share of Lexmark Stock was 85% of its closing market price on the last business day of the respective month. Effective July 1, 2002, the Plan was amended whereby employees’ contributions were used to purchase Lexmark Stock on or about the last business day of each Offering Period, and for most participants in the Plan, the price for a whole or fractional share was the lesser of 85% of the closing market price on (i) the last business day immediately preceding the first day of the respective Offering Period and (ii) the last business day of the respective Offering Period. Effective January 1, 2006, the Plan was further amended whereby the price for a whole or fractional share of Lexmark Stock is 85% of its closing market price on the last business day of the respective Offering Period. However, the purchase price may vary somewhat for certain participants in the Plan who are or were employed outside of the United States, depending on the administration of the Plan in their respective countries. Employer contributions are generally equal to the 15% discount. Shares of Lexmark Stock acquired under the Plan must be held for a period of 12 months from the date of purchase except under certain limited circumstances. The value of shares purchased by an eligible employee in any calendar year cannot exceed $25,000 in fair value (based on the closing market price on the first day of each Offering Period).

Expenses

The Company pays all administrative expenses related to the purchase, custody and recordkeeping of Lexmark Stock held as part of the Plan. These expenses may include brokers’ commissions, transfer fees, administrative costs and other similar expenses. Expenses related to the disposition or transfer of shares from participants’ accounts are borne by the participants.

Withdrawals and Termination of Employment

The Plan provides that a participant may withdraw from the Plan at any time by giving written notice or such other form of notice as required by the Plan Administrator. Separation of employment for any reason, including death, disability, termination or retirement is considered a withdrawal from the Plan. Upon withdrawal from the Plan, the shares of Lexmark Stock held

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

on the participant’s behalf by the agent will remain in the participant’s account with the agent until the participant requests that the shares be sold or transferred. Lexmark Stock purchased under the Plan may not be sold for a period of 12 months from the date of purchase or transferred for a period of two years from the first day of an Offering Period, except in the event of death, disability, retirement or a change in control of the Company as defined in the Plan document. Rights to participate in or to purchase Lexmark Stock under the Plan are nontransferable.

Plan Termination

The Plan will terminate at the earliest of the following:

•	December 31, 2009;

•	The date the Board of Directors of the Company acts to terminate the Plan in accordance with the Plan provisions; or,

•
The date when all of the shares available under the Plan have been purchased (as of December 31, 2006, approximately 1,000,000 shares of the 3,000,000 shares authorized have been purchased under the Plan)

Upon termination of the Plan, all unapplied cash credits not already used to purchase Lexmark Stock remaining in participants’ accounts will be refunded in cash to the participants. The Company’s Board of Directors may suspend, discontinue, extend, revise or amend the Plan as deemed necessary or appropriate.

Income Tax Status

The Plan is not qualified under Section 401 (a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the restrictions and special tax treatment provided therein are not available to participants. The Plan is intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Code. The Plan does not provide for income taxes, as all taxable income is taxable to the participants. Participants are not taxed on the 15% stock price discount at the time of purchase. Upon the sale of Lexmark Stock purchased under the Plan, participants are subject to tax. The amount of tax depends on how long the shares are held.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

Employee Accounts

   The Lexmark Stock held by the Plan is held in custodial accounts by Computershare and CIC. Computershare maintains a separate account for each participant reflecting the total number of shares held by each such participant. Each participant holding shares through Computershare has the right to vote, receive dividends and dispose of his or her shares (following the required holding period) while they are held in the Computershare custodial account. Computershare allocates to each participant account the number of full and fractional shares of Lexmark Stock purchased with contributions credited to such account.

   CIC holds the Lexmark Stock allocated to Lexmark’s participants located in France in a fund and allocates an interest in the value of the fund to each participant on a monetary basis. CIC includes the number of full and fractional shares of Lexmark Stock purchased with employee contributions in the company owned fund.

Lexmark Stock Valuation

Lexmark Stock is stated at fair value as quoted by the New York Stock Exchange. Unless otherwise requested by the participant, participant shares are sold or withdrawn on a first-in-first-out basis.

Net Appreciation (Depreciation)

The Plan presents in the Statements of Changes in Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of Lexmark Stock, which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Withdrawals

Withdrawals of Lexmark Stock are recorded at fair value on the date of withdrawal. Withdrawals are recorded when distributed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

Lexmark International, Inc.
1999 Employee Stock Purchase Plan
Notes to Financial Statements, Continued

3.       CONCENTRATION OF INVESTMENT - RISKS AND UNCERTAINTIES

The Plan’s assets available for Plan benefits consist entirely of Lexmark Stock. Accordingly, the underlying value of the Plan assets is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. Changes in the fair value of Lexmark Stock could materially affect a participant’s account balance and the amounts reported in the Statements of Changes in Assets Available for Plan Benefits.

4.         INVESTMENTS IN LEXMARK STOCK

The following is a summary of the Lexmark Stock activity for the years ended December 31, 2006, 2005 and 2004:

	Shares	Cost	Fair Value
Balances at December 31, 2003	429,638	$24,687,409	$33,786,764
Purchases	124,845	9,426,881	9,426,881
Withdrawals	(80,835)	(4,582,045)	(6,664,105)
Changes in fair value:
Net unrealized gains	-	-	1,628,548
Net realized gains	-	-	2,082,060
Balances at December 31, 2004	473,648	29,532,245	40,260,148
Purchases	138,054	10,032,634	10,032,634
Withdrawals	(89,191)	(5,662,783)	(5,984,755)
Changes in fair value:
Net unrealized losses	-	-	(21,205,831)
Net realized gains	-	-	321,972
Balances at December 31, 2005	522,511	33,902,096	23,424,168
Purchases	145,216	7,198,175	7,198,175
Withdrawals	(140,799)	(9,401,408)	(7,955,958)
Changes in fair value:
Net unrealized gains	-	-	17,350,202
Net realized losses	-	-	(1,445,450)
Balances at December 31, 2006	526,928	$31,698,863	$38,571,137

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK INTERNATIONAL, INC.

Date: March 30, 2007	By:	/s/John W. Gamble, Jr.
John W. Gamble, Jr. Executive Vice President and Chief Financial Officer, on behalf of Plan Administrator

Index to Exhibits

Number    Description of Exhibits

23.1    Consent of Independent Registered Public Accounting Firm
        23.2            Consent of Independent Registered Public Accounting Firm